Exhibit 99.1

LAIX Inc. Announces First Quarter 2019 Unaudited Financial Results

Net revenues increased by 161.7% year-over-year

Gross billings1 increased by 174.6% year-over-year

SHANGHAI, May 28, 2019 – LAIX Inc. (“LAIX” or the “Company”) (NYSE: LAIX), an artificial intelligence (AI) company in China that creates and delivers products and services to popularize English learning, today announced its unaudited financial results for the first quarter ended March 31, 2019.

First Quarter 2019 Financial and Operating Highlights

•	Net revenues were RMB253.3 million (US$37.7 million), a 161.7% increase from RMB96.8 million for the first quarter of 2018.

•	Gross billings[1] were RMB385.5 million (US$57.4 million), a 174.6% increase from RMB140.4 million for the first quarter of 2018.

•	Gross margin was 76.4%, compared with 75.6% for the first quarter of 2018.

•	Approximately 1.1 million paying users purchased the Company’s courses and services for the first quarter of 2019, compared with approximately 552,000 paying users for the first quarter of 2018.

•	Total cumulative registered users were 123.4 million as of March 31, 2019, compared with 110.3 million total cumulative registered users as of December 31, 2018.

CEO and CFO Comments

“We are pleased to kick off the year with strong growth of both net revenues and gross billings. Total paying users doubled to approximately 1.1 million for the first quarter of 2019, compared to the year-ago period. This outstanding performance reflects the growing popularity of our products and our continued leadership in China’s AI-powered English learning market,” said Dr. Yi Wang, Chairman and Chief Executive Officer of LAIX.

[1]

“Gross billings” for a certain period refer to the total amount of cash received from the sale of course packages in that period net of the total amount of cash refunds paid to users in the same period.

“During the first quarter, we made further progress on user diversification with our new product, ‘Kids Liulishuo,’ which is a mobile-based phonics online course built for users within the age range of 3-8 years old, and generated very positive feedback. The considerable amount of smart user data generated coupled with our advanced AI algorithms allow us to capture and provide personalized feedback on our young users’ pronunciation development,” Dr. Wang continued. “Further, we continued exploring ways to satisfy our users’ diverse learning needs and expand our paying user group. With the expansion of high-quality learning content and the help of our learning assistants who can answer users’ learning-related questions in a real-time and highly interactive manner, our premium small class course ‘DongNi Select’ is rising in popularity amongst our users.”

“We are very proud that our proprietary placement test from our flagship app “English Lilishuo” was officially mapped to China’s Standards of English Language Ability (the “CSE”), making Liulishuo the first and only Chinese company linking to the CSE. We believe that our accomplishments in the first quarter have us well positioned for continued success throughout the year. By providing industry-leading courses and services, exceptional user experiences with our advanced platform and a vibrant learning community, we will continue to be a leading destination for English learners.” Dr. Wang concluded.

“Our first quarter performance represents a strong start to 2019 with year-over-year net revenues growth of 161.7%. Our robust topline growth was primarily driven by healthy user growth through broadened brand recognition and engaging product experience. Net loss was narrowed to RMB67.3 million, compared with RMB92.4 million in the year-ago quarter. We also saw improvement in our operating efficiency in the quarter. Notably, sales and marketing expenses as a percentage of net revenues fell to 76.4% in the first quarter of 2019 from 131.2% in the year-ago quarter,” said Ms. Bin Yu, Chief Financial Officer of LAIX. “Looking ahead, we will continue to invest in our brand, technology, product and user growth to further penetrate the massive growth opportunity presented by the AI-powered language learning market. In addition, we will maintain discipline in our cost management and continue leveraging the scalability of our business model.”

First Quarter 2019 Financial Results

Net Revenues

Net revenues for the first quarter of 2019 were RMB253.3 million (US$37.7 million), a 161.7% increase from RMB96.8 million for the same quarter last year. The increase was primarily attributable to the growth of the Company’s business and the platform-wide expansion of the Company’s paying user base as well as to the increased adoption of the Company’s proprietary AI teacher among users in China as an effective learning approach and a better alternative to the traditional ways of English learning.

Cost of Revenues

Cost of revenues for the first quarter of 2019 was RMB59.7 million (US$8.9 million), a 152.8% increase from RMB23.6 million for the same quarter last year. This change was primarily due to increases in (i) salaries and benefits for certain full-time employees and (ii) IT service cost, with all such costs resulting from the Company’s general business growth and user base expansion.

Gross Profit and Gross Margin

Gross profit for the first quarter of 2019 was RMB193.6 million (US$28.8 million), a 164.6% increase from RMB73.2 million for the same quarter last year as a result of increased economies of scale.

Gross margin for the first quarter of 2019 was 76.4%, compared with 75.6% for the same quarter last year.

Operating Expenses

Total operating expenses for the first quarter of 2019 were RMB263.8 million (US$39.3 million), a 60.5% increase from RMB164.4 million for the same quarter last year, with expenses increase primarily resulting from business growth activities, the development and introduction of new products and the costs associated with the expansion of the Company’s user base.

Sales and marketing expenses for the first quarter of 2019 were RMB193.6 million (US$28.9 million), a 52.5% increase from RMB126.9 million for the same quarter last year. The increase was primarily due to increases in (i) commission to distribution channels (mobile app stores) and online commerce platform partners, and (ii) salaries and benefits for sales and marketing personnel, including the Company’s online study advisors. Importantly, sales and marketing expenses as a percentage of net revenues declined notably to 76.4% for the first quarter of 2019, compared with 131.2% for the same quarter last year.

Research and development expenses for the first quarter of 2019 were RMB50.1 million (US$7.5 million), a 101.5% increase from RMB24.9 million for the same quarter last year, primarily due to an increase in salaries and benefits for research and development personnel. Research and development expenses as a percentage of net revenues declined from the same quarter last year, representing 19.8% of net revenues for the first quarter of 2019, compared with 25.7% for the same quarter last year.

General and administrative expenses for the first quarter of 2019 were RMB20.0 million (US$3.0 million), a 59.4% increase from RMB12.6 million for the same quarter last year, primarily due to increases in salaries and benefits for general and administrative personnel and professional service fees. General and administrative expenses were 7.9% of net revenues for the first quarter of 2019, compared with 13.0% for the same quarter last year.

Loss from Operations

Loss from operations for the first quarter of 2019 was RMB70.1 million (US$10.5 million), compared with RMB91.2 million for the same quarter last year due to the aforementioned reasons including general business growth and improved operating efficiency.

Adjusted EBITDA2

Adjusted EBITDA for the first quarter of 2019 was a loss of RMB52.1 million (US$7.8 million), compared with an adjusted EBITDA loss of RMB76.7 million for the same quarter last year.

Foreign exchange related gains, net

Foreign exchange gain was RMB0.7 million (US$0.1 million) in the first quarter of 2019, compared with a foreign exchange gain of RMB4.2 million for the same quarter last year.

Income tax expenses

Income tax expenses for the first quarter of 2019 were RMB0.03 million (US$4 thousand), a 99.5% decrease from RMB6.0 million for the same quarter last year, primarily due to the Company’s estimated taxable loss position in current year.

Net Loss

Net loss for the first quarter of 2019 was RMB67.3 million (US$10.0 million), compared with RMB92.4 million for the same quarter last year.

Adjusted net loss3 for the first quarter of 2019 was RMB54.5 million (US$8.1 million), compared with RMB84.1 million for the same quarter last year.

Basic and diluted net loss per ordinary share attributable to ordinary shareholders for the first quarter of 2019 was RMB1.40 (US$0.21), compared with RMB5.12 for the same quarter last year.

Balance Sheet

As of March 31, 2019, the Company’s cash, cash equivalents and short-term investment totaled RMB800.3 million (US$119.3 million), compared with RMB747.8 million as of December 31, 2018.

[2]

“Adjusted EBITDA” is a non-GAAP measure, which represents EBITDA before share-based compensation expenses. EBITDA represents net loss before interest, tax, depreciation and amortization. See “ Reconciliations of GAAP and Non-GAAP Results” at the end of this press release.

[3]	“Adjusted net loss” is a non-GAAP measure, which excludes share-based compensation expenses. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

The Company had deferred revenues (current and non-current) of RMB594.0 million (US$88.5 million) as of March 31, 2019, compared with RMB477.6 million as of December 31, 2018.

Outlook

For the second quarter of 2019, the Company currently expects:

•	Net revenues to be between RMB280.0 million to RMB300.0 million, which would represent an increase of approximately 106.6% to 121.4% from RMB135.5 million for the same quarter last year;

This forecast reflects the Company’s current and preliminary view on the current business situation and market conditions, which is subject to change.

Conference Call

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on May 28, 2019 (8:00 PM Beijing/Hong Kong time on May 28, 2019).

Dial-in details for the earnings conference call are as follows:

United States (toll free):	+1-877-396-2308

International:	+1-647-689-5527

China:	400-048-6136

China, Domestic:	800-870-3005

Hong Kong:	+852-5803-0358

Conference ID:	4394439

Participants should dial-in at least 10 minutes before the scheduled start time to be connected to the call.

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.laix.com/investors.

About LAIX Inc.

LAIX Inc. (“LAIX” or the “Company”) is an artificial intelligence (AI) company in China that creates and delivers products and services to popularize English learning. Its proprietary AI teacher utilizes cutting-edge deep learning and adaptive learning technologies, big data, well-established education pedagogies and the mobile internet. LAIX believes its innovative approach fundamentally transforms learning. LAIX provides its products and services on demand via its mobile apps, primarily its flagship “English Liulishuo” mobile app launched in 2013. On the Company’s platform, AI technologies are seamlessly integrated with diverse learning content incorporating well-established language learning pedagogies, gamified features and strong social elements to deliver an engaging, adaptive learning experience. LAIX provides a variety of courses inspired by a broad range of topics and culture themes to make English learning more interesting and is committed to offering a fun, interactive learning environment to motivate and engage its users.

For more information, please visit: http://ir.laix.com.

Use of Non-GAAP Financial Measures

We use adjusted EBITDA and adjusted net loss, each a non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes.

We believe that adjusted EBITDA and adjusted net loss help identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that we include in loss from operations and net loss. We believe that adjusted EBITDA and adjusted net loss provide useful information about our results of operations, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

Adjusted EBITDA and adjusted net loss should not be considered in isolation or construed as an alternative to loss from operations, net loss or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review the historical non-GAAP financial measures to the most directly comparable GAAP measures. Adjusted EBITDA and adjusted net loss presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars are made at a rate of RMB6.7112 to US$1.00, the rate in effect as of March 29, 2019 published by the Federal Reserve Board.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Among other things, the Outlook and quotations from management in this announcement, as well as LAIX’s strategic and operational plans, contain forward-looking statements. LAIX may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about LAIX’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a variety of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and the Company undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

LAIX Inc.

Chuhan Wang

Investor Relations

Email: ir@laix.com

The Piacente Group Investor Relations

Brandi Piacente

Tel: +1-212-481-2050

Email: liulishuo@tpg-ir.com

Emilie Wu

Tel: +86-21-6039-8363

Email: liulishuo@tpg-ir.com

Source: LAIX Inc.

LAIX INC

UNAUDITED CONSOLIDATED BALANCE SHEETS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of	As of
	December 31, 2018	March 31, 2019
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	344,722	387,224	57,698
Short-term investments	403,107	413,106	61,555
Accounts receivable, net	14,404	12,160	1,812
Prepayments and other current assets	109,550	96,876	14,435

Total current assets	871,783	909,366	135,500

Non-current assets:
Property and equipment, net	42,606	63,960	9,530
Investment in equity fund	5,753	5,644	841
Intangible assets, net	1,289	1,237	184
Operating lease right-of-use assets, net (1)	—	154,228	22,981
Other non-current assets	12,011	9,550	1,423
Deferred tax assets	16,940	16,940	2,524

Total non-current assets	78,599	251,559	37,483

Total assets	950,382	1,160,925	172,983

LIABILITIES
Current liabilities:
Accounts payable	69,558	63,399	9,447
Deferred revenue	477,595	593,999	88,509
Salary and welfare payable	108,317	121,369	18,085
Tax payable	58,881	62,679	9,339
Operating lease liability, current (1)	—	25,437	3,790
Accrued liabilities and other current liabilities	16,106	13,242	1,972

Total current liabilities	730,457	880,125	131,142

Non-current liabilities:
Deferred revenue, non-current	32	5	1
Operating lease liability, non-current (1)	—	125,753	18,738
Other non-current liabilities	1,000	4,371	651

Total non-current liabilities	1,032	130,129	19,390

Total liabilities	731,489	1,010,254	150,532

Shareholders’ (deficits)
Class A Ordinary shares	194	194	29
Class B Ordinary shares	121	121	18
Subscriptions Receivable from founding shareholders	(122)	(122)	(18)
Additional paid-in capital	1,139,250	1,152,070	171,664
Accumulated other comprehensive (loss)/income	16,318	2,548	380
Accumulated (deficit)	(936,868)	(1,004,140)	(149,622)

Total shareholders’ (deficits)	218,893	150,671	22,451

Total liabilities, mezzanine equity and shareholders’ (deficits)	950,382	1,160,925	172,983

(1)

On January 1, 2019, the Company adopted ASC 842, the new lease standard, using the additional transition method. No cumulative effect adjustment to the opening balance of retained earnings was required.

LAIX INC

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

	Three months ended
	March 31,	December 31,	March 31,
	2018	2018	2019
	RMB	RMB	RMB	US$
Net revenues	96,779	224,461	253,304	37,743
Cost of revenues	(23,614)	(71,656)	(59,690)	(8,894)

Gross profit	73,165	152,805	193,614	28,849

Operating expenses:
Sales and marketing expenses	(126,943)	(241,745)	(193,628)	(28,851)
Research and development expenses	(24,853)	(53,719)	(50,079)	(7,462)
General and administrative expenses	(12,576)	(17,082)	(20,047)	(2,987)

Total operating expenses	(164,372)	(312,546)	(263,754)	(39,300)

Loss from Operations	(91,207)	(159,741)	(70,140)	(10,451)
Other income/(expenses):
Interest income, net	125	371	301	45
Foreign exchange related gains/(losses), net	4,233	143	699	104
Change in fair value of short-term investment	—	—	2,123	316
Other income/(expenses), net	529	1,903	(227)	(34)

Loss before provision for income taxes	(86,320)	(157,324)	(67,244)	(10,020)
Income tax expenses	(6,036)	(6,042)	(28)	(4)

Net loss	(92,356)	(163,366)	(67,272)	(10,024)

Series A Preferred share redemption value accretion	(653)	—	—	—
Series B Preferred share redemption value accretion	(3,325)	—	—	—
Series C Preferred share redemption value accretion	(5,221)	—	—	—

Net loss attributable to LAIX Inc.’s ordinary shareholders	(101,555)	(163,366)	(67,272)	(10,024)

Net Loss	(92,356)	(163,366)	(67,272)	(10,024)
Other comprehensive (loss)/income:
— Foreign currency translation adjustment, net of nil tax	(19,230)	(2,634)	(13,770)	(2,052)

Comprehensive loss	(111,586)	(166,000)	(81,042)	(12,076)

Net loss per Class A and Class B ordinary shares
— Basic and Diluted	(5.12)	(3.41)	(1.40)	(0.21)
Weighted average number of Class A and Class B ordinary shares used in per share calculation
— Basic and Diluted	19,834,535	47,952,231	47,952,231	47,952,231

LAIX INC

Reconciliation of GAAP and Non-GAAP Results

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for percentage data)

		For the three months ended
	March 31, 2018	December 31, 2018	March 31, 2019
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	RMB	US$
Net loss	(92,356)	(163,366)	(67,272)	(10,024)
Add back:
Share-based compensation expenses	8,299	6,374	12,820	1,910
Depreciation of property, plant and equipment	794	1,970	2,438	363
Amortization of prepaid interest expense and service fees to loan companies	624	245	160	24
Income tax expenses	6,036	6,042	28	4
Substract:
Interest income	(125)	(371)	(301)	(45)

Adjusted EBITDA	(76,728)	(149,106)	(52,127)	(7,768)

Net loss	(92,356)	(163,366)	(67,272)	(10,024)
Add back:
Share-based compensation expenses	8,299	6,374	12,820	1,910

Adjusted net loss	(84,057)	(156,992)	(54,452)	(8,114)